SUB-ITEM 77D

Effective March 31, 2011, in determining the credit quality of debt instruments, MFS will use the following methodology: if three Nationally Recognized Statistical Rating Organizations ("NRSROs") have assigned a rating to a debt instrument, MFS will use the middle rating; if two NRSROs have assigned a rating to a debt instrument, MFS will use the lower rating; if only one NRSRO has assigned a rating to a debt instrument, MFS will use that rating; and, a debt instrument will be considered unrated if none of the NRSROs have assigned a rating.